E-Z Tech Corporation
d/b/a Maingear
New Jersey Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

E-Z Tech Corporation

TABLE OF CONTENTS



To the Stockholders of
E-Z Tech Corporation
Kenilworth, New Jersey

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of E-Z Tech Corporation (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 13, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

E-Z TECH CORPORATION
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 47,589	$ 133,237
Accounts receivable	51,873	90,625
Prepaid expenses	6,347	6,183
Inventory	942,866	434,126
Due from related party	4,651	4,651
Other current assets	2,972	-
Total Current Assets	1,056,298	668,822
Non-Current Assets:		
Property and equipment, net	25,460	35,162
Total Non-Current Assets	25,460	35,162
TOTAL ASSETS	$ 1,081,758	$ 703,984
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 647,264	$ 413,603
Accrued expenses	85,372	12,246
Deferred revenue	368,629	292,100
Due to related parties	79,195	79,195
Revenue loan	-	277,631
Loan payable	300	8,510
Line of credit	63,247	63,717
Note payable, current portion	48,189	29,499
Total Current Liabilities	1,292,196	1,176,501
Long-Term Liabilities:		
Note payable, net of current portion	-	48,189
Total Long-Term Liabilities	-	48,189
Total Liabilities	1,292,196	1,224,690
Stockholders' Equity (Deficit):		
Common Stock, no par, 100 shares authorized, 100 shares issued and outstanding, as of each December 31, 2016 and 2015, all respectively.	-	-
Additional paid-in capital	120,000	120,000
Accumulated deficit	(330,438)	(640,706)
Total Stockholders' Equity (Deficit)	(210,438)	(520,706)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,081,758	$ 703,984

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

E-Z TECH CORPORATION
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

		2016		2015
Net revenues	$	7,921,691	$	6,396,944
Costs of net revenues		(6,725,381)		(5,630,951)
Gross profit		1,196,310		765,993
Operating Expenses:				
Sales & marketing		439,169		327,403
General & administrative		346,324		301,921
Research & development		52,855		45,516
Total Operating Expenses		838,348		674,840
Income from operations		357,962		91,153
Other Expense:				
Interest expense		(47,694)		(51,591)
Total Other Expense		(47,694)		(51,591)
Provision for income taxes		-		-
Net Income	$	310,268	$	39,562

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

-3-

E-Z TECH CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Shares	Amount			
Balance at December 31, 2014	100	$ -	$ 120,000	$ (680,268)	$ (560,268)
Net income	-	-	-	39,562	39,562
Balance at December 31, 2015	100	$ -	$ 120,000	$ (640,706)	$ (520,706)
Net income	-	-	-	310,268	310,268
Balance at December 31, 2016	100	$ -	$ 120,000	$ (330,438)	$ (210,438)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

E-Z TECH CORPORATION
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income	$ 310,268	$ 39,562
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,702	11,244
Loss on asset disposal	-	14,932
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	38,752	(5,430)
(Increase)/Decrease in inventory	(508,740)	254,917
(Increase)/Decrease in prepaid expenses	(164)	22,707
(Increase)/Decrease in other current assets	(2,972)	-
Increase/(Decrease) in accounts payable	233,660	(137,453)
Increase/(Decrease) in accrued expenses	73,127	9,686
Increase/(Decrease) in deferred revenues	76,529	1,005
Increase/(Decrease) in accrued interest payable	-	-
Net Cash Provided By Operating Activities	230,162	211,170
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(10,944)
Net Cash Used In Investing Activities	-	(10,944)
Cash Flows From Financing Activities		
Line of credit proceeds/(repayments), net	(470)	63,717
Note payable repayments, net of proceeds	(29,499)	(266,054)
Revenue loan repayments	(277,631)	(333,941)
Loan payable repayments	(8,210)	(490)
Net Cash Used in Financing Activities	(315,810)	(536,768)
Net Change In Cash	(85,648)	(336,542)
Cash at Beginning of Period	133,237	469,779
Cash at End of Period	$ 47,589	$ 133,237
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

E-Z TECH CORPORATION
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years ended

NOTE 1: NATURE OF OPERATIONS

E-Z Tech Corporation (the "Company"), is a corporation organized on September 13, 2002 under the laws of New Jersey. The Company does business as Maingear. In March 2017, the Company merged with a newly formed Delaware corporation, effectively transferring the Company to the surviving Delaware corporation, Maingear, Inc. See further discussions in Note 9.

The Company is an innovative high-performance personal computer system builder that offers custom desktops, custom built laptops, personal computer workstations, small form factor personal computers, media center personal computers, SteamOS powered steambox's, and virtual reality ready systems.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company determined there is no allowance necessary against its accounts receivable balances.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 had estimated useful lives ranging from 5-7 years. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost:		
Equipment and furniture	$ 48,829	$ 48,829
Leasehold improvements	3,762	3,762
Vehicles	10,944	10,944
Total property and equipment, at cost	63,535	63,535
Less: accumulated depreciation	(38,075)	(28,373)
Property and equipment, net	$ 25,460	$ 35,162
Depreciation expense	$ 9,702	$ 11,244

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first-in, first-out method. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. The inventory balance as of December 31, 2016 and 2015 consisted of the following:

	2016	2015
Inventory:		
Raw materials	$ 650,756	$ 200,981
Work in process	213,440	176,474
Finished goods	78,670	56,671
Total inventory	$ 942,866	$ 434,126

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenues when an order is made and recognizes revenue upon shipment. Deferred revenues for orders received and paid, but not yet shipped, amounted to $368,629 and $292,100 as of December 31, 2016 and 2015, respectively.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $52,855 and $45,516 for the years ended December 31, 2016 and 2015, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has no uncertain tax positions as of December 31, 2016 or 2015.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a in a cumulative loss position since inception, with an accumulated deficit of $330,438 as of December 31, 2016 and has current liabilities in excess of current assets of $235,898 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEBTS

Line of Credit

In 2015, the Company opened a one-year line of credit with a bank for a $100,000 revolving credit line. The line of credit bears a variable interest rate of 5.75% and 5.50% as of December 31, 2016 and 2015, respectively. The balance due under this line of credit as of December 31, 2016 and 2015 was $63,247 and $63,717, respectively.

Note Payable

In November 2013, the Company entered into a note payable agreement for $145,000, bearing interest at 4.6%. The note required monthly payments of $2,709 and matures November 1, 2018. The balance due on this loan was $48,189 and $77,688 as of December 31, 2016 and 2015, respectively. Subsequent to year-end, the note was repaid in full in February 2017. Accordingly, the Company had treated the entire balance due as of December 31, 2016 as current.

Revenue Loan

In November 2014, the Company entered into a revenue loan agreement for $660,000, maturing after a two-year term in November 2016. The revenue loan had a fixed funding fee of 12%, or $79,200 over its two-year term. The loan's repayments were variable depending upon revenues at 20%-40% of monthly revenues. The balance due as of December 31, 2015 was $277,631, and was repaid in full in 2016.

Interest Expense

Interest expense for the years ended December 31, 2016 and 2015, inclusive of credit card interest and other interest charges aside from the loans discussed in this note, was $47,694 and $51,591, respectively.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized 100 shares of no par value common stock. As of each December 31, 2016 and 2015, 100 shares were issued and outstanding. See changes in the capital structure after the merger, as discussed in Note 9.

NOTE 6: RELATED PARTIES

From time to time, the related parties to the Company have advanced money to fund operations. As of each December 31, 2016 and 2015, related party payables totaled $79,195 and receivables from related parties totaled $4,651. Both the receivables and payables are under informal arrangements, do not bear interest, and are considered payable on demand.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

E-Z TECH CORPORATION
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years ended

NOTE 9: SUBSEQUENT EVENTS

Corporate Conversion

In March 2017, the Company completed a merger transaction whereby the Company was merged into and survived by a newly formed Delaware corporation, Maingear, Inc. Maingear, Inc. authorized 9,000,000 shares of $0.0001 par value common stock and 1,000,000 shares of $0.0001 par value preferred stock, and reserved 750,000 shares of such common stock for issuance under its 2017 Stock Incentive Plan.

Maingear, Inc. issued a total of 1,000,000 shares of common stock to the owners of E-Z Tech Corporation. The Company then did a 5-to-1 stock split, increasing the outstanding shares to 5,000,000 shares of common stock.

The converted company will be taxable as a c-corporation.

2017 Equity Incentive Plan

In March 2017, the Company authorized the 2017 Equity Incentive Plan (the "Plan") and reserved 750,000 shares of common stock for issuance under the Plan.

Warrant Issuance

In March 2017, the Company issued a warrant for the purchase of 1,014,706 shares of common stock at an exercise price of $0.3478 per share. The warrants expire in September 2026. The warrants were exercised into 1,014,706 shares of common stock in January 2018, providing cash proceeds of $352,915.

Management's Evaluation

Management has evaluated subsequent events through March 13, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.